SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

MOLECULAR TEMPLATES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

608550 109

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 608550 109	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,344,802[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,344,802[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,344,802[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partner investors of Longitude Venture III.

2 Consists of 2,896,535 outstanding shares of Common Stock and 1,448,267 shares of Common Stock issuable upon exercise of Warrants.

3The percentage was calculated based on 28,329,124 shares of Common Stock, as follows: 26,880,857 outstanding shares of Common Stock as of August 1, 2017, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission on August 7, 2017; plus 1,448,267 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons.

CUSIP No. 608550 109	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,344,802[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,344,802[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,344,802[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partner investors of Longitude Venture III.

2 Consists of 2,896,535 outstanding shares of Common Stock and 1,448,267 shares of Common Stock issuable upon exercise of Warrants.

3 The percentage was calculated based on 28,329,124 shares of Common Stock, as follows: 26,880,857 outstanding shares of Common Stock as of August 1, 2017, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission on August 7, 2017; plus 1,448,267 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons.

CUSIP No. 608550 109	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS David Hirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,344,802[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,344,802[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,344,802[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partner investors of Longitude Venture III.

2 Consists of 2,896,535 outstanding shares of Common Stock and 1,448,267 shares of Common Stock issuable upon exercise of Warrants.

3 The percentage was calculated based on 28,329,124 shares of Common Stock, as follows: 26,880,857 outstanding shares of Common Stock as of August 1, 2017, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission on August 7, 2017; plus 1,448,267 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons.

CUSIP No. 608550 109	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,344,802[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,344,802[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,344,802[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partner investors of Longitude Venture III.

2 Consists of 2,896,535 outstanding shares of Common Stock and 1,448,267 shares of Common Stock issuable upon exercise of Warrants.

3 The percentage was calculated based on 28,329,124 shares of Common Stock, as follows: 26,880,857 outstanding shares of Common Stock as of August 1, 2017, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission on August 7, 2017; plus 1,448,267 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons.

CUSIP No. 608550 109	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,344,802[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,344,802[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,344,802[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.3%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired using investment funds from limited partner investors of Longitude Venture III.

2 Consists of 2,896,535 outstanding shares of Common Stock and 1,448,267 shares of Common Stock issuable upon exercise of Warrants.

3 The percentage was calculated based on 28,329,124 shares of Common Stock, as follows: 26,880,857 outstanding shares of Common Stock as of August 1, 2017, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission on August 7, 2017; plus 1,448,267 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons.

Page 7 of 10 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Molecular Templates, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9301 Amberglen Blvd., Suite 100, Austin, Texas 78729.

On August 1, 2017, the Issuer, formerly known as Threshold Pharmaceuticals, Inc., completed a business combination with a corporation then known as “Molecular Templates, Inc.” (“Private Molecular”) in accordance with the terms of an Agreement and Plan of Merger and Reorganization, dated as of March 16, 2017, by and among the Issuer, Trojan Merger Sub, Inc. (“Merger Sub”) and Private Molecular (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Private Molecular, with Private Molecular surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Following completion of the Merger, the Issuer changed its name to “Molecular Templates, Inc.” and the business conducted by the Issuer became primarily the business conducted by Private Molecular. In connection with, and prior to the completion of, the Merger, the Issuer effected an 11-for-1 reverse stock split of the Common Stock (the “Reverse Stock Split”).

Item 2. Identity and Background.

(a)       This Statement is being filed on behalf of entities Longitude Venture Partners III, L.P. (“Longitude Venture III”), and Longitude Venture III’s sole general partner Longitude Capital Partners III, LLC (“Longitude Capital III”, and each of Longitude Capital III and Longitude Venture III, a “Reporting Entity”), and individuals David Hirsch, Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b)       The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 2740 Sand Hill Road, 2nd Floor, Menlo Park, California 94025.

(c)       Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are members of Longitude Capital III, and Mr. Enright and Ms. Bakker are the managing members of Longitude Capital III and together constitute all officers and directors of Longitude Capital III, the general partner of Longitude Venture III. In addition, Dr. Hirsch has served as a member of the Board of Directors of the Issuer (the “Board”) since August 1, 2017.

(d)       During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Longitude Capital III is a limited liability company organized under the laws of the State of Delaware. Longitude Venture III is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On August 1, 2017, following completion of the Merger, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors, including Longitude Venture III, pursuant to which the Issuer sold to such investors an aggregate of 5,793,063 units (the “Units”) having an aggregate purchase price of $40.0 million. Each Unit consisted of (i) one share of Common Stock and (ii) a warrant (collectively, the “Warrants”) to purchase 0.50 shares of Common Stock (such transaction, the “Financing”). The Financing was effected pursuant to equity commitment letter agreements entered into between the Issuer and each of the investors in the Financing in March and June of 2017. The purchase price per Unit was $6.9048 (giving effect to the Reverse Stock Split). The Warrants will be exercisable for a period of seven years from the date of their issuance at a per-share exercise price of $6.8423 (which exercise price shall be payable in cash or through a “cashless” exercise mechanic), subject to certain adjustments as specified in the Warrants.

Page 8 of 10 Pages

Longitude Venture III purchased 2,896,535 Units, or 2,896,535 shares of Common Stock and Warrants to purchase up to 1,448,267 shares of Common Stock, from the Issuer in the Financing, for an aggregate purchase price of $19,999,994.87. All such securities were purchased by Longitude Venture III using investment funds provided to Longitude Venture III by its limited partner investors.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)       According to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 7, 2017, as of August 1, 2017, after giving effect to the Merger and the Financing and certain other transactions effected on such date, there were 26,880,857 outstanding shares of Common Stock.

Longitude Venture III is the record holder of 2,896,535 shares of Common Stock and Warrants to purchase up to 1,448,267 shares of Common Stock, which represents beneficial ownership of an aggregate of 4,344,802 shares of Common Stock and approximately 15.3% of the Common Stock.

Longitude Capital III, as the general partner of Longitude Venture III, has the power to vote and dispose of securities held by Longitude Venture III and may be deemed to beneficially own the securities held of record by Longitude Venture III.

The Reporting Individuals are members of Longitude Capital III and Mr. Enright and Ms. Bakker are the managing members of Longitude Capital III. The Reporting Individuals share the decision-making power of Longitude Capital III with respect to the voting and disposition of the Issuer’s securities beneficially owned by Longitude Capital III. As a result, each of Dr. Hirsch, Mr. Enright and Ms. Bakker may be deemed to beneficially own the securities held of record by Longitude Venture III.

(b)       Each of the Reporting Persons has shared power to vote and dispose of an aggregate of 4,344,802 shares of Common Stock, consisting of 2,896,535 shares of Common Stock and Warrants to purchase up to 1,448,267 shares of Common Stock.

(c)       Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the purchase of the Common Stock and Warrants in the Financing, Longitude Venture III entered into a Registration Rights Agreement, dated August 1, 2017, with the Issuer and certain other parties thereto (the “Registration Rights Agreement”), pursuant to which the Issuer is obligated, among other things, to (i) file a registration statement with the Commission within 45 days following the closing of the Financing for purposes of registering for resale the shares of Common Stock and shares of Common Stock issuable upon exercise of the Warrants issued in the Financing, among other securities of the Issuer, (ii) use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after filing, and in any event no later than 120 days after the closing of the Financing, and (iii) maintain the registration until all registrable securities may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, without restriction as to volume.

Page 9 of 10 Pages

Pursuant to the terms of the Securities Purchase Agreement, Dr. Hirsch was appointed as a member of the Board effective as August 1, 2017 upon completion of the Financing. As disclosed in the Issuer’s Current Report on Form 8-K filed with the Commission on August 7, 2017, it is expected that following the Merger the Issuer will provide compensation to its non-employee directors, including Dr. Hirsch, in line with the Issuer’s director compensation practices before the Merger. According to the Issuer’s Registration Statement on Form S-4 declared effective by the Commission on June 30, 2017, such compensation generally consists of cash compensation, including an annual retainer for service as a member of the Board and supplemental annual retainers for membership and chair positions on certain of the Board’s committees, and equity compensation, including stock option or other equity awards granted upon appointment as a director and on an annual basis. In addition, in connection with his service on the Board, Dr. Hirsch has entered into an indemnification agreement with the Issuer, pursuant to which, in general, the Issuer has agreed to indemnify Dr. Hirsch to the fullest extent permitted by law and public policy for claims arising in his capacity as a director of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated September 18, 2017, by and among the Reporting Persons.
Exhibit 2:	Securities Purchase Agreement, dated August 1, 2017, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed with the Commission on August 7, 2017).
Exhibit 3:	Form of Warrant issued in the Financing (incorporated by reference to Exhibit 10.4 to Issuer’s Current Report on Form 8-K filed with the Commission on August 7, 2017).
Exhibit 4:	Registration Rights Agreement, dated August 1, 2017, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed with the Commission on August 7, 2017).
Exhibit 5:	Equity Commitment Letter, dated March 16, 2017, by and among the Issuer, Private Molecular and Longitude Venture III (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 15, 2017).
Exhibit 6:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 7, 2017).

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2017

LONGITUDE VENTURE PARTNERS III, L.P. By: LONGITUDE CAPITAL PARTNERS III, LLC Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ David Hirsch
David Hirsch

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker